Exhibit 99.1

111, Inc. Announces Second Quarter 2021 Unaudited Financial Results

SHANGHAI, August 27, 2021 /PRNewswire/ – 111, Inc. ("111" or the "Company") (NASDAQ: YI), a leading tech-enabled healthcare platform company committed to digitally connecting patients with medicine and healthcare services in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Highlights

•	Net revenues were RMB3.0 billion (US$468.4 million), representing an increase of 86.5% year-over-year.

•	Operating expenses(1) were RMB323.4 million (US$50.1 million), representing an increase of 82.2% year-over-year. Operating expenses accounted for 10.7% of net revenue this quarter as compared to 10.9% in the same quarter of last year.

•	Technology expenses were RMB52.6 million (US$8.2 million), representing an increase of 186.0% year-over-year. 111’s increased investments in technology are yielding results, as the company has been awarded 18 patents by relevant government authorities.

•	Non-GAAP net loss attributable to ordinary shareholders(2) was RMB118.0 million (US$18.3 million). As a percentage of net revenues, non-GAAP net loss attributable to ordinary shareholders decreased to 3.9% this quarter from 4.9% in the same quarter of last year.

•	Cash and cash equivalents, restricted cash and short-term investments amounted to RMB 1.2 billion (US$186.7 million) as of June 30, 2021.

(1) Operating expenses consist of fulfillment expenses, selling and marketing expenses, general and administrative expenses, technology expenses and other operating expenses.

(2) Non-GAAP net loss attributable to ordinary shareholders represents net loss attributable to ordinary shareholders excluding share-based compensation expenses.

Mr. Junling Liu, Co-Founder, Chairman, and Chief Executive Officer of 111, commented, “The second quarter represents another period of strong growth, as net revenue increased 86.5% year-over-year to RMB 3.0 billion, marking the 12th consecutive quarter of year-over-year growth for 111 since the company’s IPO. Our top- and bottom-line growth this quarter was driven by our B2B business, which saw year-over-year revenue and gross profit increases of 99% and 120%, respectively.”

Mr. Liu added, “Also during the second quarter and as a growing trend in 2021, we have seen significant increased demand for 111’s service offerings, such as marketplace vendor services, online medical consultations, cloud and e-prescription services, digital marketing, supply chain management, and others. We are pleased to report that service revenue grew 125% year-over-year during the second quarter, contributing to a diversified revenue stream for 111, and demonstrating successful execution of our strategy.”

“Additionally, our supply chain continued to grow substantially during Q2 2021. We greatly expanded our partnerships with both domestic and global pharmaceutical companies, now totaling 381 partners, up from 259 partners in the prior year. We are happy to report similar growth across other performance indicators for 111, including the coverage of number of pharmacies in our network, which has grown to 355,000, a significant increase from 260,000 in the second quarter of 2020. As our market coverage continues to increase, now encompassing approximately 65% of China’s total retail pharmacies, our customers are able to benefit from this scale. Purchases from existing customers made up 95% of our revenue this quarter, demonstrating growing customer loyalty and satisfaction.”

“In the second quarter we continued to invest in our industry-leading technology. Technology expenses increased 186.0% year-over-year, accounting for 1.7% of net revenues this quarter as compared to 1.1% in the same quarter of last year. We are proud to announce that these increased investments in technology are yielding results, as we have obtained a total of 18 patents for our internally-developed proprietary technology in areas of digital health, big data analytics, and SMART supply chain technology. Our cutting-edge technology solutions not only support our internal efficient supply chain infrastructure, but also enable our customers, including the pharmacies in our network, to better serve their consumers using our suite of SaaS enterprise solutions. In addition, we continue to offer more innovative solutions to healthcare providers. For example, our 1 Clinic, which offers e-hospital service, is seamlessly connecting doctors and patients through our digital solutions, making 1 Clinic an attractive platform for pharmaceutical companies looking to launch and commercialize new drugs in China. Notably, we have already begun to partner with numerous pharmaceutical companies looking to leverage our technology and network to commercialize their products. These partnerships include Eli Lily’s Trulicity, Taltz, and Verzenio, which treat diabetes, severe plaque psoriasis, and metastatic breast cancer, respectively, as well as Novartis’ Consentyx, which treats plaque psoriasis, and Sanofi’s Dupixent, for the treatment of eczema.”

“Other notable highlights from the second quarter,” continued Mr. Liu, “include the growth of our digital franchise initiative, which we branded as 1 Health Membership rewards program, which reached a key milestone of eclipsing 10,000 participating stores in Q2 2021. This exclusive loyalty-driven program features an annual fee and allows our members access to numerous privileged benefits and has shown to be popular with the retail pharmacies within our network. Member stores are able to enjoy centralized and streamlined procurement, as well as access to tools such as our SMART CRM system, that helps manage their businesses and customers, and assists in expanding their businesses.”

“To conclude,” stated Mr. Liu, “we will continue to focus on growth, not only top-line growth, but also growing our margins. We will continue to strengthen our team, provide innovative services, and capitalize on our technology-enabled infrastructure. We are committed to advancing China’s healthcare system, improving access to medicine and medical services, and ultimately delivering excellent value to our shareholders. We are well-positioned to continue to transform the healthcare landscape in China, operating in an environment where regulatory and industry tailwinds fly in our favor.”

Second Quarter 2021 Financial Results

Net revenues were RMB3.0 billion (US$468.4 million), representing an increase of 86.5% from RMB1.6 billion in the same quarter of last year.

As of June 30, 2021, the Group had two reporting segments, Business to Business (“B2B”) and Business to Consumer (“B2C”). Revenue contribution from the Company’s E-Channel was previously disclosed as a separate segment, but has been incorporated in the B2B segment since the third quarter of 2020. The Company revised prior comparative periods to conform to the current period segment presentation as follows:

(In thousands RMB)		For the three months ended June 30,
	2020	2021	YoY
B2B Net Revenue
Product	1,451,209	2,880,613	98.5%
Service	3,249	16,150	397.1%

Sub-Total	1,454,458	2,896,763	99.2%

Cost of Products Sold(3)	1,404,942	2,787,871	98.4%

Segment Profit	49,516	108,892	119.9%
Segment Profit %	3.4%	3.8%

(In thousands RMB)		For the three months ended June 30,
	2020	2021	YoY
B2C Net Revenue
Product	161,206	122,351	(24.1%)
Service	6,152	4,968	(19.2%)

Sub-Total	167,358	127,319	(23.9%)

Cost of Products Sold(3)	132,129	101,635	(23.1%)

Segment Profit	35,229	25,684	(27.1%)
Segment Profit %	21.1%	20.2%

(3) For segment reporting purposes, purchase rebates are allocated to the B2B segment and B2C segments primarily based on the amount of cost of products sold for each segment. Cost of products sold does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, which are recorded in the fulfillment expenses.

Operating costs and expenses were RMB3.2 billion (US$497.6 million), representing an increase of 87.4% from RMB1.7 billion in the same quarter of last year.

•	Cost of products sold was RMB2.9 billion (US$447.5 million), representing an increase of 88.0% from RMB1.5 billion in the same quarter of last year. The increase was primarily due to our rapid revenue growth in B2B business, which increased by 99.2% as compared to the same quarter last year.

•	Fulfillment expenses were RMB84.1 million (US$13.0 million), representing an increase of 92.9% from RMB43.6 million in the same quarter of last year. Fulfillment expenses accounted for 2.8% of net revenues this quarter as compared to 2.7% in the same quarter of last year.

•	Selling and marketing expenses were RMB133.5 million (US$20.7 million), representing an increase of 64.5% from RMB81.2 million in the same quarter of last year, mainly due to increase in the number of sales staffs and expenses associated with the expansion of the B2B business. As a percentage of net revenues, selling and marketing expense further reduced to 4.4% in the quarter from 5.0% in the same quarter of last year.

•	General and administrative expenses were RMB51.4 million (US$8.0 million), representing an increase of 34.3% from RMB38.3 million in the same quarter of last year. As a percentage of net revenues, general and administrative expense decreased to 1.7% in the quarter from 2.4% in the same quarter of last year.

•	Technology expenses were RMB52.6 million (US$8.2 million), representing an increase of 186.0% from RMB18.4 million in the same quarter of last year, mainly due to our increased investments in technology. Technology expenses accounted for 1.7% of net revenues this quarter as compared to 1.1% in the same quarter of last year.

Loss from operations was RMB188.8 million (US29.2 million), compared to RMB92.7 million in the same quarter of last year. As a percentage of net revenues, loss from operations increased to 6.2% in the quarter from 5.7% in same quarter of last year.

Non-GAAP loss from operations(4) was RMB147.9 million (US$22.9 million), compared to RMB78.8 million in the same quarter of last year. As a percentage of net revenues, non-GAAP loss from operations was 4.9%, unchanged from Q2 2020.

Net loss attributable to ordinary shareholders was RMB159.0 million (US$24.6 million), compared to RMB92.7 million in the same quarter of last year. As a percentage of net revenues, net loss attributable to ordinary shareholders decreased to 5.3% in the quarter from 5.7% in same quarter of last year.

Non-GAAP net loss attributable to ordinary shareholders was RMB118.0 million (US$18.3 million), compared to RMB78.8 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net loss attributable to ordinary shareholders decreased to 3.9% in the quarter from 4.9% in same quarter of last year.

Loss per ADS was RMB1.92 (US$0.30), compared to RMB1.12 for the same quarter of last year.

Non-GAAP loss per ADS(5) was RMB1.43 (US$0.22), compared to RMB0.95 for the same quarter of last year.

As of June 30, 2021, the Company had cash and cash equivalents, restricted cash and short- term investments of RMB1.2 billion (US$186.7 million), compared to RMB1.6 billion as of December 31, 2020.

[4] Non-GAAP loss from operations represents loss from operations excluding share-based compensation expenses.

[5] Non-GAAP loss per ADS represents loss per ADS excluding share-based compensation expenses per ADS.

Business Outlook

For the third quarter of 2021, the Company expects its total net revenues to be between RMB3.31 billion and RMB3.55 billion, representing a year-over-year growth of approximately 40% to 50%.

The above outlook is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions and customer demand, which are all subject to changes.

Conference Call

111's management team will host an earnings conference call today, Friday, August 27, 2021, at 7:30 AM U.S. Eastern Time (7:30 PM Beijing Time on the same day).

Details for the conference call are as follows:

Event Title:	111, Inc. Second Quarter 2021 Earnings Conference Call
Registration Link:	http://apac.directeventreg.com/registration/event/4517349

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique Registration ID, which can be used to join the conference call.

Please dial in 15 minutes before the call is scheduled to begin and provide the Direct Event passcode and unique Registration ID you have received upon registering to join the call.

A telephone replay of the call will be available after the conclusion of the conference call until September 4, 2021, 8:59 A.M. ET on:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	4517349

A live and archived webcast of the conference call will be available on the Investor Relations section of 111's website at http://ir.111.com.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS, non-GAAP measures, as supplemental measures to review and assess its operating performance. The Company defines non-GAAP loss from operations as loss from operations excluding share-based compensation expenses. The Company defines non-GAAP net loss attributable to ordinary shareholders as net loss attributable to ordinary shareholders excluding share-based compensation expenses. The Company defines non-GAAP loss per ADS as loss per ADS excluding share-based compensation expenses per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss. Share-based compensation expenses is a non-cash expense that varies from period to period. As a result, management excludes the items from its internal operating forecasts and models. Management believes that the adjustments for share-based compensation expenses provide investors with a reasonable basis to measure the company's core operating performance, in a more meaningful comparison with the performance of other companies. The Company believes that non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders, or non-GAAP loss per ADS is that it does not reflect all items of income and expense that affect the Company's operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP measures, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of the non-GAAP financial measures to the most comparable U.S. GAAP measures is included at the end of this press release.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4566 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2021.

Forward-Looking Statements

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111's strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111, Inc.

111, Inc. (NASDAQ: YI) ("111" or the "Company") is a leading tech-enabled healthcare platform company committed to digitally connecting patients with medicine and healthcare services in China. The Company provides consumers with better access to pharmaceutical products and healthcare services directly through its online retail pharmacy, 1 Pharmacy, and indirectly through its offline virtual pharmacy network. The Company also offers online healthcare services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation, electronic prescription service, and patient management service. In addition, the Company's online platform, 1 Medicine Marketplace, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. With the largest virtual pharmacy network in China, 111 enables offline pharmacies to better serve their customers with cloud-based services. 111 also provides an omni-channel drug commercialization platform to its strategic partners, which includes services such as digital marketing, patient education, data analytics, and pricing monitoring.

For more information on 111, please visit: http://ir.111.com.cn/.

For more information, please contact:

111, Inc.

Investor Relations

Stephen Kilmer

Phone: +1 646-274-3580

Email: stephen@kilmerlucas.com

111, Inc.

Investor Relations

Email: ir@111.com.cn

111, Inc.

Media Relations

Email: press@111.com.cn

Phone: +86-021-2053 6666 (China)

111, Inc. UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (In thousands, except for share and per share data)

	As of	As of
	December 31, 2020	June 30, 2021
	RMB	RMB	US$
ASSETS
Current Assets:
Cash and cash equivalents	1,189,620	1,009,767	156,393
Restricted cash	128,914	45,739	7,084
Short-term investments	300,167	150,140	23,254
Accounts receivable, net	163,094	224,453	34,763
Note Receivable	12,583	144,653	22,404
Inventories	766,529	1,004,916	155,642
Prepayments and other current assets	311,797	378,983	58,697
Total current assets	2,872,704	2,958,651	458,237
Property and equipment	43,439	76,069	11,782
Intangible assets	6,517	5,777	895
Long-term investments	140	2,140	331
Other non-current assets	5,061	26,072	4,038
Operating lease right-of-use asset	98,628	231,312	35,826
Total Assets	3,026,489	3,300,021	511,109

LIABILITIES AND EQUITY
Current liabilities including amounts of the consolidated VIE without recourse to the Company
Short-term borrowings	229,250	116,353	18,021
Accounts payable	1,073,352	1,564,613	242,327
Accrued expense and other current liabilities	327,118	393,985	61,021
Total Current liabilities	1,629,720	2,074,951	321,369
Long-term operating lease liabilities	62,388	166,222	25,745
Other non-current liabilities	3,736	2,636	408
Total Liabilities	1,695,844	2,243,809	347,522

Mezzanine Equity
Redeemable non-controlling interests	924,245	892,105	138,169

Shareholders' Equity
Ordinary shares Class A	30	30	4
Ordinary shares Class B	25	25	4
Treasury shares	(34,972)	(34,972)	(5,416)
Additional paid-in capital	2,669,279	2,749,891	425,904
Accumulated deficit	(2,339,868)	(2,645,477)	(409,731)
Accumulated other comprehensive income	62,911	61,366	9,504
Total shareholders' equity	357,405	130,863	20,269
Non-controlling interest	48,995	33,244	5,149
Total equity	406,400	164,107	25,418
Total liabilities, mezzanine equity and equity	3,026,489	3,300,021	511,109

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except for share and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net Revenues	1,621,816	3,024,082	468,371	3,197,484	5,618,824	870,245
Operating Costs and expenses:
Cost of products sold	(1,537,071)	(2,889,506)	(447,527)	(3,025,141)	(5,368,478)	(831,471)
Fulfillment expenses	(43,616)	(84,144)	(13,032)	(99,219)	(150,399)	(23,294)
Selling and marketing expenses	(81,199)	(133,545)	(20,683)	(176,950)	(255,973)	(39,645)
General and administrative expenses	(38,290)	(51,429)	(7,965)	(67,946)	(103,566)	(16,040)
Technology expenses	(18,404)	(52,643)	(8,153)	(39,441)	(102,341)	(15,851)
Other operating income (expenses), net	4,052	(1,639)	(254)	4,806	(156)	(24)
Total Operating costs and expenses	(1,714,528)	(3,212,906)	(497,614)	(3,403,891)	(5,980,913)	(926,325)
Loss from operations	(92,712)	(188,824)	(29,243)	(206,407)	(362,089)	(56,080)
Interest income	1,121	3,071	476	1,409	6,186	958
Interest expense	(2,067)	(1,198)	(186)	(3,671)	(3,011)	(466)
Foreign exchange gain (loss)	30	1,297	201	(10,966)	786	122
Other Income, net	551	1,636	253	1,099	4,627	717
Loss before income taxes	(93,077)	(184,018)	(28,499)	(218,536)	(353,501)	(54,749)
Income tax expense	-	-	-	-	-	-
Net Loss	(93,077)	(184,018)	(28,499)	(218,536)	(353,501)	(54,749))
Net Loss attributable to non-controlling interest and redeemable non-controlling interest	344	25,049	3,880	1,191	47,892	7,418
Net Loss attributable to ordinary shareholders	(92,733)	(158,969)	(24,619)	(217,345)	(305,609)	(47,331)
Other comprehensive loss, net of tax
Unrealized gains of available-for-sale securities,	-	1,143	177	-	3,501	542
Realized loss of available-for-sale debt securities	-	(1,087)	(168)	-	(3,528)	(546)
Foreign currency translation adjustments	(558)	(3,223)	(499)	13,720	(1,518)	(235)
Comprehensive loss	(93,291)	(162,136)	(25,109)	(203,625)	(307,154)	(47,570)
Loss per share:
Basic and diluted	(0.56)	(0.96)	(0.15)	(1.32)	(1.84)	(0.29)
Loss per ADS:
Basic and diluted	(1.12)	(1.92)	(0.30)	(2.64)	(3.68)	(0.58)
Weighted average number of shares used in computation of loss per share
Basic and diluted	164,791,574	165,812,925	165,812,925	164,566,125	165,701,059	165,701,059

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the three months ended June 30,				For the six months ended June 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

Net cash provided by (used in) operating activities	126,036	(8,083)	(1,252)	14,089	(267,513)	(41,432)
Net cash (used in) provided by investing activities	(2,922)	31,087	4,815	(7,091)	116,585	18,057
Net cash provided by (used in) financing activities	95,154	72,238	11,188	30,695	(110,582)	(17,128)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	218	(2,712)	(420)	8,085	(1,518)	(235)
Net increase (decrease) in cash and cash equivalents, and restricted cash	218,486	92,530	14,331	45,778	(263,028)	(40,738)
Cash and cash equivalents, and restricted cash at the beginning of the period	525,014	962,976	149,146	697,722	1,318,534	204,215
Cash and cash equivalents, and restricted cash at the end of the period	743,500	1,055,506	163,477	743,500	1,055,506	163,477

111, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except for share and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

Loss from operations	(92,712)	(188,824)	(29,243)	(206,407)	(362,089)	(56,080)
Add: Share-based compensation expenses	13,907	40,921	6,338	29,107	78,298	12,127
Non-GAAP loss from operations	(78,805)	(147,903)	(22,905)	(177,300)	(283,791)	(43,953)

Net Loss attributable to ordinary shareholders	(92,733)	(158,969)	(24,619)	(217,345)	(305,609)	(47,331)
Add: Share-based compensation expenses, net of tax	13,907	40,921	6,338	29,107	78,298	12,127
Non-GAAP net Loss attributable to ordinary shareholders	(78,826)	(118,048)	(18,281)	(188,238)	(227,311)	(35,204)

Loss per ADS: Basic and diluted	(1.12)	(1.92)	(0.30)	(2.64)	(3.68)	(0.58)
Add: Share-based compensation expenses per ADS, net of tax	0.17	0.49	0.08	0.35	0.95	0.15
Non-GAAP Loss per ADS	(0.95)	(1.43)	(0.22)	(2.29)	(2.73)	(0.43)